

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2011

James W. Creamer III
Chief Financial Officer
CapTerra Financial Group, Inc.
1440 Blake Street, Suite 310
Denver, Colorado 80202

> **Re:** **CapTerra Financial Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Fiscal Quarters Ended January 31, 2010, June**
> **30, 2010, and September 30, 2010**
> **File No. 000-50764**

Dear Mr. Creamer:

We have reviewed your response letter dated January 25, 2011. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Item 9A(T) – Controls and Procedures, page 37

1.   We have read and considered your response to comment two. Please amend your filing to accurately reflect management's assessment on the effectiveness of your disclosure controls and procedures.

General

2.   As previously requested, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the

filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the quarter ended September 30, 2010

Note 2 – Business Combinations, page 9

3.   Under the terms of the Interest Purchase Agreement filed as Exhibit 10.43 within the Form 8-K filed on October 5, 2010, we note that you acquired 90% of the outstanding interests in NexCore Group LP, including the general partnership interest, in exchange for 22,500,000 shares of your common stock. Please expand your footnote disclosure in future filings to discuss the type and amount of consideration given in exchange for the outstanding interest of NexCore Group LP. In addition, tell us what rights were conveyed through the general partnership interest acquired to further clarify why you as the general partner do not have control.

4.   We also note that the assets and liabilities of CapTerra have been recorded at their fair value which approximates the purchase price. We also note there was a de minimus excess purchase price and as such no goodwill was recorded in connection with this acquisition. Please tell us the aggregate amount of the purchase price and how such price was determined.

Note 8 – Related Parties, page 12

5.   Refer to the first two paragraphs within Note 8 on page 12 and the last paragraph within Note 9 on page 13. We note that if there is any shortfall from the repayment of the Senior Subordinated debt and United Western Bank note from the disposition of the real estate held for sale, it is covered under the Asset Indemnification Agreement dated September 29, 2010 between CapTerra Financial Group, Inc and GDBA Investments, LLC and BOCO Investments, LLC. Please expand your disclosure to discuss the how this shortfall is covered under this agreement. Please provide us your proposed disclosure.

        You may contact Yolanda Crittendon, Accountant at (202) 551-3472 or me at (202) 551-3413 with any questions.

                                                        Sincerely,

                                                        Cicely LaMothe
                                                        Accounting Branch Chief